Aemetis, Inc.
20400 Stevens Creek Boulevard, Suite 700
Cupertino, California 95014

August 11, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:
Laura Crotty

Re:	Aemetis, Inc.Registration Statement on Form S-3 Filed July 30, 2021File No. 333-258322
Dear Ms. Crotty:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Aemetis, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m. Eastern Time on August 13, 2021, or as soon thereafter as practicable.

Please contact Chris Forrester of Shearman & Sterling LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely, Aemetis, Inc. By: /s/ Todd Waltz Todd Waltz Chief Financial Officer

cc:
Chris Forrester, Shearman & Sterling LLP

Yian Huang, Shearman & Sterling LLP